

June 11, 2013

Via E-mail
Merrill A. Miller, Jr.
Chief Executive Officer
National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, TX 77036

> **Re:** **National Oilwell Varco, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-12317**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Risk Factors, page 19

1. We note your disclosure on page 23 under "—We had revenues of 10% of total revenue…" that Samsung Heavy Industries' purchases reflect a significant portion of your revenues. Please tell us whether you have an agreement memorializing this arrangement and, if so, please provide your analysis as to why it is not filed. See Item 601(b)(10) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 14 – Income Taxes, page 92

2.   We note the disclosure per page 94 of your Form 10-K regarding the expiration of net operating loss carryforwards. Please revise to more clearly indicate the specific periods in which your net operating loss carryforwards expire. Refer to FASB ASC 740-10-50-3a.

3.   We note the disclosure per page 94 of your Form 10-K stating that you repatriated non-U.S. earnings during the fiscal year ended December 31, 2012. Please describe the nature of the non-U.S. earnings that were repatriated. For example, tell us the country from which these earnings were repatriated and explain why management decided this was an appropriate course of action during the fiscal year ended December 31, 2012. In addition, we note the disclosure stating that the undistributed earnings of certain of your foreign subsidiaries are considered to be permanently reinvested. In light of the recent repatriation of non-U.S. earnings, please tell us about the specific reinvestment plans in place supporting this conclusion. Refer to FASB ASC 740-30-25-17.

Note 15 – Business Segments and Geographic Areas, page 95

4.   We note that you identify numerous products and services offered by each of your operating segments as part of this footnote, in the forepart of your Form 10-K, and on your website. Please tell us how you evaluated your products and services for the disclosure required by FASB ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Sirimal Mukerjee, Staff Attorney, at (202) 551-3340 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director